Second Quarter Report



Union Bankshares, Inc.

June 30, 2012

NASDAQ: UNB

June 30, 2012

DEAR SHAREHOLDER,

On May 16, 2012 the 121st Annual Meeting of your company was held and you and your fellow shareholders re-elected the eight incumbent Directors. The management succession process that began in 2010 was completed at the meeting when Ken Gibbons was re-elected Chairman of the Board, stepped down as CEO, and David Silverman was elected President and CEO by the Board of Directors.

We are pleased to report the financial results for the second quarter of 2012. Assets increased 4% from June 30, 2011, while net loans increased 8% for the same time period. Net income for the second quarter 2012 was up 39.5% compared to the second quarter of 2011, and year to date net income was up 29.4% compared to the same period in 2011. Year to date earnings are 60 cents per share compared to 46 cents per share last year. As a reminder, during the first half of last year one-time costs associated with the purchase of three banking offices and the related loans and deposits in New Hampshire amounted to 5 cents per share.

The prolonged low interest rate environment has continued to spur strong residential loan activity. Year to date we have closed $82 million in residential financings compared to $45 million for the same period in 2011. During this period we continued to manage interest rate risk inherent in issuing long term fixed rate loans by selling a significant portion of the loans generated. In the first half of 2012, the gain on the sale of residential loans was $1.1 million compared to $507,000 for the same period last year. On the basis of our current pipeline and the pace of applications we are accepting, we expect a similar volume of residential loan originations during the third quarter.

While the economy remains fragile and is unfortunately somewhat dependent on actions that need to be taken in Washington, DC and Europe, we remain guardedly optimistic. Indications we are observing suggest that the local economy is slightly better now than a year ago, though not all of our market area is sharing equally in the improvement. Residential and commercial construction has rebounded to a degree, and real estate sales have also improved, again in some but not all of our markets. Interest rates remain at all time lows which benefit those refinancing as well as those purchasing homes or financing businesses, but hurts those thrifty folks who saved money and are now dependant on interest income for their livelihood. For your company the prolonged loan interest rate environment has caused a continued compression in our net interest margin as it has for most in our industry, something we are cognizant of and are working on improving.

We monitor the local travel and tourism industry due to its importance to the region's economy. The second quarter is a

continued

difficult quarter for this industry as it is the longer of the two "off seasons." Because of the unseasonably balmy March, this "off season" was particularly long and difficult as the snow sports season was all but over by mid March. Thus far this summer's weather has been very pleasant and initial reports indicate a small rebound in bookings and traffic. We are hopeful that this trend continues as the last several years have not been kind to the travel and tourism and related industries.

Please be reminded that your company offers a complete range of financial planning, investment and estate services with experienced advisors ready to work with you to develop strategies that will help you manage your assets to meet your goals, as well as consult with you on other banking services.

Enclosed is your dividend check or advice of deposit representing a dividend of $0.25 per share issued to shareholders of record July 28, 2012 and payable August 9, 2012.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & CEO

UNION BANK OFFICES

(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104&128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

Green Mtn. Mall
1998 Memorial Dr.
802-748-2454

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank has recently grown through acquisition and operates 17 banking offices, a loan center and 34 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The asset base of over $534 million provides the financial strength to successfully serve its constituents.

Union Bank has scored an "Outstanding" rating on all Community Reinvestment Act examinations since 1995 and has been an SBA "Preferred Lender" since 1987.

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent:	Registrar & Transfer Company Attn: Stock Transfer Department 10 Commerce Drive Cranford, NJ 07016
	Phone: 800-368-5948 Fax: 908-497-2318 E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol:	UNB
Corporate Name:	Union Bankshares, Inc.
Corporate Address:	20 Lower Main Street PO Box 667 Morrisville, VT 05661-0667
Investor Relations:	www.UnionBankVT.com

Union Bankshares, Inc.

Second Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
David S. Silverman—President & CEO
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Joel S. Bourassa
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY

Dwight A. Davis
Rosemary H. Gingue
Justin P. Lavely
Nancy J. Poulos

ALL: David S. Silverman

OFFICERS – UNION BANK

William J. Andreas—Vice President	Littleton
Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Jessica L. Bunnell—Residential Loan Officer	St. Johnsbury
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Barbara J. Churchill—Assistant Treasurer	Morrisville
Everett C. Comstock—Assistant Treasurer	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Jennifer Degree—Assistant Treasurer	Morrisville
Jessica Eastman—Assistant Treasurer	So. Burlington
Peter J. Eley—SVP, Managing Trust Officer	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Assistant Vice President	Hardwick
Paul E. Grogan—Facilities Officer	Morrisville
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice President	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Senior Vice President	Morrisville
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
Lesley S. Russ—Assistant Treasurer	Morrisville
David S. Silverman—President & CEO	Morrisville
Judy R. Smith—Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Francis E. Welch—Assistant Vice President	Morrisville
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	June 30, 2012	June 30, 2011
Cash and due from banks	$5,220	$6,007
Federal funds sold & overnight deposits	7,132	23,953
Interest bearing deposits in banks	22,027	15,903
Investment securities	34,876	39,517
Loans held for sale	15,105	3,121
Loans, net	421,305	401,058
Reserve for loan losses	(4,580)	(4,060)
Premises and equipment, net	10,290	8,722
Other real estate owned, net	1,550	860
Accrued interest & other assets	21,335	18,474
Total Assets	**$534,260**	**$513,555**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$74,513	$64,876
Interest bearing deposits	249,318	227,919
Time deposits	135,576	140,169
Borrowed funds	23,983	32,570
Accrued interest & other liabilities	9,842	6,170
Common stock	9,848	9,847
Additional paid-in capital	293	268
Retained earnings	38,821	37,454
Accumulated other comprehensive loss	(4,098)	(1,895)
Treasury stock at cost	(3,836)	(3,823)
Total Liabilities & Shareholders' Equity	**$534,260**	**$513,555**

Standby letters of credit were $1,920,000 and $1,856,000 at June 30, 2012 and 2011, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(3 months ended)		(6 months ended)	
Interest income	$6,185	$5,734	$12,381	$11,232
Interest expense	853	1,002	1,763	1,963
Net interest income	**5,332**	**4,732**	**10,618**	**9,269**
Provision for loan losses	180	150	360	300
Net interest income after provision for loan losses	**5,152**	**4,582**	**10,258**	**8,969**
Trust income	159	139	306	271
Noninterest income	2,009	1,508	3,765	2,777
Noninterest expenses:				
Salaries & wages	2,235	1,892	4,469	3,622
Pension & employee benefits	1,057	779	2,115	1,596
Occupancy expense, net	285	261	629	551
Equipment expense	341	267	686	563
Other expenses	1,645	1,810	3,205	3,257
Total	5,563	5,009	11,104	9,589
Income before taxes	**1,757**	**1,220**	**3,225**	**2,428**
Income tax expense	319	189	560	369
Net income	**$1,438**	**$1,031**	**$2,665**	**$2,059**
Earnings per share	**$0.32**	**$0.23**	**$0.60**	**$0.46**
Book value per share			**$9.20**	**$9.39**